Law Offices

Stradley Ronon Stevens & Young, LLP
1250 Connecticut Ave., N.W., Suite 500
Washington, DC  20036
202.822.9611

Prufesh R. Modhera, Esq.
(202) 419-8417
pmodhera@stradley.com

January 26, 2010

VIA EDGAR

Michelle Roberts, Esquire
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:         Nationwide Variable Insurance Trust (the “Registrant”) (CIK – 0000353905)
Registration Statement under Form N-14 (1933 Act No. 333-163965)

Dear Ms. Roberts:

This letter requests that the 1933 Act File No. 333-161990 corresponding to the 497 filed under Form N-14 on January 25, 2010 (Accession No. 0001421877-10-000021), on behalf of the Registrant, be changed to reflect the correct File No. (333-163965) corresponding to the registration statement filed under Form N-14 on December 23, 2009 (Accession No. 0001421877-09-000332).  The incorrect file number erroneously referenced a previous registration statement filed under Form N-14 by the Registrant.

If you have any questions, please contact me by telephone at (202) 419-8417 or in my absence, Christopher Zimmerman at (202) 419-8402.

Respectfully submitted,

/s/ Prufesh R. Modhera
Prufesh R. Modhera

cc:           Allan Oster, Esquire
Barbara A. Nugent, Esquire
Christopher J. Zimmerman, Esquire